Exhibit 21.01

SYMANTEC CORPORATION

SUBSIDIARIES

Name of Subsidiary	State or other Jurisdiction of Incorporation
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec (Australia) Pty Ltd.	Australia
Symantec Holdings Ltd.	Ireland
Symantec International	Ireland
Symantec (Japan), Inc.	Japan
Symantec Japan, LLC	Japan
Symantec Limited	Ireland
Symantec (UK) Limited	United Kingdom